FOIA Confidential Treatment Request
Confidential treatment of certain portions of
this letter designated with an asterisk has
been requested by Sourcefire, Inc.

July 23, 2013

Via Edgar

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sourcefire, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33350

Dear Mr. Gilmore:

Sourcefire, Inc. (the “Company”) is responding to additional comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2013 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 29

1.

In your response to prior comment 1 you indicate that historically, including 2012, a substantial majority of your product revenue has been contributed by sales from a single product category: the intrusion prevention system (“IPS”) appliances. Based on your

Mr. Patrick Gilmore U.S. Securities and Exchange Commission July 23, 2013 Page 2	Confidential Treatment Requested by Sourcefire, Inc.

disclosure on page 4, your FirePOWER platform family of appliances provides for flexible deployment and may include Next Generation IPS (“NGIPS”), Next Generation Firewall (“NGFW”), and Advanced Malware Protection. We note management statements on your fourth quarter 2012 conference call that you doubled the size of your NGFW business and that to go from your NGIPS to a NGFW is about a 10% uplift in price. Please describe for us how your appliances and solutions are bundled and priced. Describe for us the information you generate regarding revenues generated from sales of solutions and appliances and provide us with a summary of the revenue data for the quarters in 2012 and the quarter ended March 31, 2013.

Response to Comment 1:

We respectfully acknowledge the Staff’s comment.

Our FirePOWER Platform of appliances consists of 14 appliances that operate at speeds from 50 to Mbps to 40+ Gbps, with pricing based on the speed of the appliance. Every FirePOWER appliance comes standard with our next generation intrusion prevention system, or NGIPS. Customers may add additional functionality to the FirePOWER appliance through optional licenses. We market and sell our FirePOWER appliances as comprehensive, integrated solutions to protect our customers from cybersecurity threats. We believe that the referenced disclosure on page 4 for of our Form 10-K and multiple statements on our fourth quarter 2012 conference call are consistent with this approach.

Our Next Generation Firewall, or NGFW, starts with a FirePOWER appliance, including the standard NGIPS, and adds application control and access control (i.e., a firewall). We bundle the NGFW in multiple ways in order to address the purchasing preferences of our customers, some of whom have budgets to purchase NGIPS solutions and some of whom have budgets to purchase NGFW solutions. Customers may purchase a FirePOWER appliance initially as an NGIPS solution and weeks or months later add the NGFW functionality as a separate license. Alternatively, customers may purchase a FirePOWER appliance as an NGIPS solution and, at the same time, add a separate license (called a “Control License”) for the NGFW functionality. Lastly, customers may purchase a FirePOWER appliance as an NGFW solution by bundling the purchase of the FirePOWER appliance with the Control License. In each case, the overall functionality is identical. Consistent with the marketing of our FirePOWER appliances as comprehensive, integrated solutions, we do not analyze information regarding revenues from NGFW sales separately but instead analyze information regarding revenues from FirePOWER appliance sales in assessing and managing our business. We do not believe that separate revenue information for NGFW sales is meaningful because we view NGFW as a component of our overall solution and because the revenue associated with the FirePOWER appliance that is necessarily a part of the NGFW is subject to being characterized as either NGIPS revenue or NGFW revenue depending on how the customer desires to bundle the solutions. In assessing the sales performance and market penetration for our NGFW functionality, we do review the number of transactions that included an NGFW component, the number of Control Licenses sold and the

Mr. Patrick Gilmore U.S. Securities and Exchange Commission July 23, 2013 Page 3	Confidential Treatment Requested by Sourcefire, Inc.

percentage of our installed base using the NGFW functionality. Because we recently introduced our NGFW functionality, these numbers are not significant at this time and we do not believe that they would provide meaningful information to investors. We will continue to evaluate the sales performance and market penetration our NGFW functionality and, in future filings, will provide specific metrics at such time as such disclosure would contribute meaningfully to an understanding of our operating performance or trends in our business.

Our Advanced Malware Protection for the network also is available on FirePOWER appliances as part of our comprehensive, integrated solutions. When purchased as an additional license to a FirePOWER appliance, Advanced Malware Protection for the network comes with our standard NGIPS. Advanced Malware Protection for the network and NGFW functionality may be added to the same FirePOWER appliance. Additionally, we offer a dedicated Advanced Malware Protection appliance for the network that is a FirePOWER appliance with our standard NGIPS included. Advanced Malware Protection is also available for sale as a standalone software solution for endpoints, virtual devices and mobile devices. In each case, whether for the network or for endpoints, virtual devices and mobile devices, Advanced Malware Protection is sold on a subscription basis. We generate information regarding revenues from product sales made on a subscription basis, including sales of Advanced Malware Protection. For each of our reporting periods to date, our subscription revenue was not a material portion of our total product revenue and we did not believe that separate disclosure of such information would provide meaningful information to investors. The tables below list, in dollar and percentage terms, (i) our product revenue excluding subscription revenue, (ii) our subscription revenue, and (iii) our total product revenue including subscription revenue for each of the quarters in 2012, the year ended December 31, 2012 and the quarter ended March 31, 2013.

(dollars in thousands)	12Q1		12Q2		12Q3		12Q4		2012		13Q1
Product Revenue	$ *		$ *		$ *		$ *		$ *		$ *
Subscription Revenue	*		*		*		*		*		*

Total Product Revenue	$25,693		$29,794		$36,690		$43,313		$135,490		$30,792

	12Q1		12Q2		12Q3		12Q4		2012		13Q1
Product Revenue	*	%	*	%	*	%	*	%	*	%	*	%
Subscription Revenue	*	%	*	%	*	%	*	%	*	%	*	%

Total Product Revenue	100%		100%		100%		100%		100%		100%

We will continue to evaluate the materiality of subscription revenue from product sales and, in future filings, will separately disclose subscription revenue from product sales at such time as such disclosure would contribute meaningfully to an understanding of our results of operations or financial condition. We will also evaluate the components of our subscription revenue, including Advanced Malware Protection. In future filings in which we separately disclose subscription revenue from product sales, we will also disclose the subscription revenue attributable to Advanced Malware Protection or other products, to the extent that such disclosure would contribute meaningfully to an understanding of our subscription revenue from product sales.

Mr. Patrick Gilmore U.S. Securities and Exchange Commission July 23, 2013 Page 4	Confidential Treatment Requested by Sourcefire, Inc.

2.	In your response to prior comment 1 you indicate that disclosure of specific metrics regarding the increase in sales volume or the impact of an increase in higher priced product sales would not provide meaningful additional information as there is a lack of comparability with the prior period due to the replacement of your previous product platform with the FirePOWER platform and the relative variability of sales within your IPS product line from period to period. While your narrative disclosure in MD&A discloses higher product sales volume and product mix favoring higher priced appliances, the disclosure does not provide an indication as to the extent to which increases in revenues are attributable to such factors. Please tell us what consideration was given to providing any specific operating or financial metrics that management uses to manage the business and evaluate revenues, if applicable, along with an accompanying discussion regarding period to period issues with respect to comparability. In future filings where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please refer to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

Response to Comment 2:

We respectfully acknowledge the Staff’s comment, the requirements of Item 303(a)(3) of Regulation S-K, the guidance set forth in SEC Release No. 33-8350 and the guidance set forth in SEC Release No. 33-6835.

In evaluating our product revenue for 2012, as compared to 2011, we determined that the increase in product revenue was due to an overall increase in product volume, with the most significant increase in product volume in our more powerful, higher priced appliances. For purposes of managing our business, including our sales and our research and development activities, the overall trend toward more powerful, higher priced appliances was the most important factor used by management. The disclosure in our Form 10-K was intended to explain the increase in our product revenue and to convey information regarding the overall trend toward more powerful, higher priced appliances. Other metrics regarding the composition of our product revenue were considered less important by management and, accordingly, not reflected in our disclosure. In future filings, we will clarify and expand our disclosure regarding any material changes in revenues to quantify each factor contributing to such changes.

*    *    *

Mr. Patrick Gilmore U.S. Securities and Exchange Commission July 23, 2013 Page 5	Confidential Treatment Requested by Sourcefire, Inc.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require additional information, please do not hesitate to contact me at (410) 290-1616 or Lawrence R. Bard of Morrison & Foerster LLP at (703) 760-7798.

Sincerely,

/s/ Todd P. Headley
Todd P. Headley
Chief Financial Officer

cc:	Lawrence R. Bard, Morrison & Foerster LLP